Exhibit 99.1

monday.com Announces First Quarter 2025 Results
First quarter revenue of $282.3 million grew 30% year over year
Achieved record GAAP and non-GAAP operating income
Achieved record adjusted free cash flow

New York / Tel Aviv, May 12, 2025 -- monday.com (NASDAQ: MNDY), the global software company that transforms how businesses run, today reported financial results for its first quarter ended March 31, 2025.

Management Commentary:

“We are thrilled to report an outstanding start to 2025, highlighted by strong revenue growth in the first quarter, record operating profit, and our highest-ever adjusted free cash flow for a single quarter,” said monday.com co-founders and co-CEOs, Roy Mann and Eran Zinman. “These results are a testament to the strength of our multi-product platform, the dedication of our teams, and our relentless focus on operational excellence.”
“Our strong financial performance and disciplined execution position us well to navigate uncertainties ahead,” said Eliran Glazer, monday.com CFO. “As we continue to invest in innovation, including the launch of new enterprise work management capabilities and AI-powered features, we are confident in our ability to execute our strategy and capitalize on the significant growth opportunities before us.”

First  Quarter Fiscal 2025 Financial Highlights:

●	Revenue was $282.3 million, an increase of 30% year-over-year.
●	GAAP operating income was $9.8 million compared to a loss of $5.0 million in the first quarter of 2024; GAAP operating margin was 3% compared to negative 2% in the first quarter of 2024.
●	Non-GAAP operating income was $40.8 million compared to $21.5 million in the first quarter of 2024; non-GAAP operating margin was 14%, compared to 10% in the first quarter of 2024.
●
GAAP basic and diluted net income per share was $0.54 and $0.52, respectively, compared to GAAP basic and diluted net income per share of $0.14 in the first quarter of 2024; non-GAAP basic and diluted net income per share was $1.14 and $1.10, respectively, compared to non-GAAP basic and diluted net income per share of $0.64 and $0.61, respectively, in the first quarter of 2024.

●
Net cash provided by operating activities was $112.0 million, with $109.5 million of adjusted free cash flow, compared to net cash provided by operating activities of $92.0 million and $89.9 million of free cash flow in the first quarter of 2024.

Recent Business Highlights:

●	Net dollar retention rate was 112%.
●	Net dollar retention rate for customers with more than 10 users was 115%.
●	Net dollar retention rate for customers with more than $50,000 in ARR was 116%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 117%.
●	The number of paid customers with more than 10 users was 60,566, up 9% from 55,515 as of March 31, 2024.
●	The number of paid customers with more than $50,000 in ARR was 3,444, up 38% from 2,491 as of March 31, 2024.
●	The number of paid customers with more than $100,000 in ARR was 1,328, up 46% from 911 as of March 31, 2024.
●	Appointed Casey George as Chief Revenue Officer.
●	Launched new enterprise capabilities for monday work management, including features focused on leadership visibility, standardization and alignment, and resource optimization.
●	Continued to integrate advanced AI capabilities across the product suite, driving strong adoption from customers of all sizes.

Financial Outlook:

For the second quarter of fiscal year 2025, monday.com currently expects:

●	Total revenue of $292 million to $294 million, representing year-over-year growth of 24% to 25%.
●	Non-GAAP operating income of $32 million to $34 million and operating margin of 11% to 12%.

For the full year 2025, monday.com currently expects:

●	Total revenue of $1,220 million to $1,226 million, representing year-over-year growth of 25% to 26%.
●	Non-GAAP operating income of $144 million to $150 million and operating margin of approximately 12%.
●	Adjusted free cash flow of $310 million to $316 million and adjusted free cash flow margin of 25% to 26%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, adjusted free cash flow, which is defined as free cash flow plus costs associated with the built-out and expansion of our corporate headquarters and adjusted free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered in our app marketplace or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence and machine learning; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross-selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and consistent sales strategies; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions, unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its first quarter 2025 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 5473715. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com is a global software company that transforms how businesses run. Our product suite can adapt to the needs of diverse industries and use cases within one powerful platform. Our ~245,000 customers are reimagining how work gets done, driving greater efficiency, and scaling like never before. For more information, visit monday.com.

CONTACTS

Investor Relations:

Byron Stephen
byron@monday.com

Media Relations:

Julie Case
julieca@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)
	Three months ended March 31,
	2025	2024
	(unaudited)
Revenue	$282,250	$216,913
Cost of revenue	28,805	23,454
Gross profit	253,445	193,459
Operating expenses:
Research and development	69,385	44,423
Sales and marketing	141,720	128,141
General and administrative	32,544	25,917
Total operating expenses	243,649	198,481
Operating income (loss)	9,796	(5,022)
Financial income, net	17,647	12,839
Income before income taxes	27,443	7,817
Income tax	(18)	(739)
Net income	$27,425	$7,078
Net income per share, basic	$0.54	$0.14
Net income per share, diluted	$0.52	$0.14
Weighted-average ordinary shares used in calculating net income per ordinary share, basic	51,005,188	49,204,541
Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	53,042,479	52,020,163

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
	March 31,	December 31,
	2025	2024
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,527,605	$1,411,602
Marketable securities	60,730	50,004
Accounts receivable, net	26,436	25,804
Prepaid expenses and other current assets	50,420	44,836
Total current assets	1,665,191	1,532,246
LONG-TERM ASSETS:
Property and equipment, net	43,233	41,576
Operating lease right-of-use assets	114,146	94,703
Other long-term assets	23,704	16,983
Total long-term assets	181,083	153,262
Total assets	$1,846,274	$1,685,508
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$31,863	$35,611
Accrued expenses and other current liabilities	203,937	171,040
Deferred revenue, current	384,031	339,951
Operating lease liabilities, current	29,343	29,013
Total current liabilities	649,174	575,615
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	93,197	77,023
Deferred revenue, non-current	2,660	2,639
Total long-term liabilities	95,857	79,662
Total liabilities	745,031	655,277
SHAREHOLDERS' EQUITY:
Other comprehensive income (loss)	(2,273)	3,189
Share capital and additional paid-in capital	1,628,123	1,579,074
Accumulated deficit	(524,607)	(552,032)
Total shareholders’ equity	1,101,243	1,030,231
Total liabilities and shareholders’ equity	$1,846,274	$1,685,508

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
	Three months ended March 31,
	2025	2024
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$27,425	$7,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,250	2,533
Share-based compensation	30,958	26,543
Amortization of discount and accretion of interest on marketable securities	(675)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(632)	(399)
Prepaid expenses and other assets	(9,770)	2,107
Accounts payable	(3,844)	12,043
Accrued expenses and other liabilities, net	21,157	6,346
Deferred revenue	44,101	35,704
Net cash provided by operating activities	111,970	91,955
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,687)	(1,460)
Purchase of marketable securities	(10,049)	—
Capitalized software development costs	(779)	(601)
Net cash used in investing activities	(14,515)	(2,061)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	14,136	8,708
Receipt of tax advance relating to exercises of share options and RSUs, net	4,412	9,814
Net cash provided by financing activities	18,548	18,522
INCREASE IN CASH, AND CASH EQUIVALENTS	116,003	108,416
CASH AND CASH EQUIVALENTS - Beginning of period	1,411,602	1,116,128
CASH AND CASH EQUIVALENTS - End of period	$1,527,605	$1,224,544

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)
	Three months ended March 31,
	2025	2024
	(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$253,445	$193,459
Share-based compensation	1,134	1,244
Non-GAAP gross profit	$254,579	$194,703

GAAP gross margin	90%	89%
Non-GAAP gross margin	90%	90%

Reconciliation of operating expenses
GAAP research and development	$69,385	$44,423
Share-based compensation	(15,541)	(9,626)
Non-GAAP research and development	$53,844	$34,797

GAAP sales and marketing	$141,720	$128,141
Share-based compensation	(5,838)	(7,335)
Non-GAAP sales and marketing	$135,882	$120,806

GAAP general and administrative	$32,544	$25,917
Share-based compensation	(8,445)	(8,338)
Non-GAAP general and administrative	$24,099	$17,579

Reconciliation of operating income (loss)
GAAP operating income (loss)	$9,796	$(5,022)
Share-based compensation	30,958	26,543
Non-GAAP operating income	$40,754	$21,521

GAAP operating margin	3%	(2)%
Non-GAAP operating margin	14%	10%

Reconciliation of net income
GAAP net income	$27,425	$7,078
Share-based compensation	30,958	26,543
Tax benefit related to share-based compensation(1)	—	(1,905)
Non-GAAP net income	$58,383	$31,716

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, basic	51,005,188	49,204,541
Effect of dilutive shares	2,037,291	2,815,622
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, diluted	53,042,479	52,020,163

GAAP net income per share, basic	$0.54	$0.14
GAAP net income per share, diluted	$0.52	$0.14
Non-GAAP net income per share, basic	$1.14	$0.64
Non-GAAP net income per share, diluted	$1.10	$0.61

(1)
The tax benefit related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax benefit enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)
	Three months ended March 31,
	2025	2024
	(unaudited)
Net cash provided by operating activities	$111,970	$91,955
Purchase of property and equipment	(3,687)	(1,460)
Capitalized software development costs	(779)	(601)
Purchase of property and equipment related to build-out and expansion of our corporate headquarters	2,028	—
Adjusted free cash flow	$109,532	$89,894
Adjusted free cash flow margin	39%	41%